Exhibit 99.1

Investor News

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone:  + 49 6172 609 2601
Fax:      + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
Phone:  + 1 800 948 2538
Fax:      + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

April 7, 2008

Fresenius Medical Care announces status in Patent Case

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“The Company”) today announced that the United States District Court for the Northern District of California issued orders in the long standing patent case initiated by the Company to establish the invalidity of certain patents claims alleged to apply to the Company’s 2008K hemodialysis machines in United States. These orders reflect another step in this lengthy legal process. The Company continues to believe with good reasons that these patents claims are invalid as determined by the U.S. Patent Office in recent reexaminations and will therefore appeal the court decision with confidence. In addition, the Company has prudently developed a back up design while this legal process continues and expects no material impact on its product business with hemodialysis machines.

The United States District Court for the Northern District of California has entered orders denying Baxter’s motion for a new trial, establishing a royalty for continuing sales and deferring entry of an injunction until January 2009.

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Fresenius Medical Care Holdings (“FMCH”) intends to appeal to the United States Court of Appeals for the Federal Circuit for reinstatement of the original jury verdict (July 2006) of invalidity on all patent claims remaining in this case relating to touch screen interfaces for hemodialysis machines.

In June 2006, Fresenius Medical Care Holdings prevailed in a jury trial relating to patent claims regarding touch screen interfaces for hemodialysis machines when the jury found all of the patent claims asserted against FMCH to be invalid.

The trial court overturned that jury’s verdict and ordered a new trial to determine damages. In October 2007 a second jury, in the trial to determine damages, rejected Baxter’s demand that FMCH pay more than $149 million and instead awarded damages of $14.3 million on FMCH’s sales of more than $2 billion of hemodialysis machines and disposables through October 2007.

On April 4, 2008, the trial court denied Baxter’s motion to overturn the second jury’s $14.3 million damage award and order a second new trial. Nevertheless, the Court entered orders establishing royalties of 10% on all sales of 2008K hemodialysis machines and 7% on sales of related disposables beginning November 7, 2007, and deferred enjoining sales of 2008K machines until after January 1, 2009.

Since the initiation of this litigation, the United States Patent and Trademark Office (“USPTO”), in re-examination proceedings, has rejected all the asserted claims of the patents as invalid and obvious. The USPTO’s rejections of the two patents central to this dispute have been made final.

With several previous decisions clearly in favor of the Company, FMCH will appeal to the Court of Appeals for the Federal Circuit to have the original June 2006 jury verdict of invalidity reinstated and will seek a stay of the injunction pending resolution of the appeal.

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Dr. Ben J. Lipps, Chairman of the Management Board of FMCAG KGaA commented, “We are convinced that the original verdict of invalidity was amply supported by the evidence. We note that the Unites States Patent and Trademark Office similarly found the claims to be invalid when presented with a substantial record of prior art. We are confident that based on that record the Court of Appeals will confirm the original jury verdict of invalidity. In the meantime, we have developed alternate user interface designs and with the respite given, we do not expect any material impact for our North American business. We will continue to provide to patients and providers the machines and supplies that meet our exacting standards for quality and reliability.”

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,238 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 173,863 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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